Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended December 31, 2015

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Third Quarter of Fiscal Year 2016 Highlights	2
4.	Third Quarter Fiscal Year 2016 Financial Results	12
5.	Liquidity and Capital Resources	15
6.	Financial Instruments and Related Risks	16
7.	Off-Balance Sheet Arrangements	18
8.	Transactions with Related Parties	18
9.	Alternative Performance (Non-IFRS) Measures	19
10.	Critical Accounting Policies and Estimates	25
11.	Changes in Accounting Standards	26
12.	Other MD&A Requirements	26
13.	Outstanding Share Data	26
14.	Risks and Uncertainties	27
15.	Disclosure Controls and Procedures	28
16.	Changes in Internal Control over Financial Reporting	28
17.	Directors and Officers	28
Forward Looking Statements		29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2015 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2015, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three and nine months ended December 31, 2015, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2015. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of byproduct credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A.

This MD&A is prepared as of February 4, 2016 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China. The Company also commenced commercial production at its GC silver-lead-zinc project in Guangdong Province in July 2014. The Company’s shares are traded on Toronto Stock Exchange.

2.	Third Quarter of Fiscal Year 2016 Highlights
  Cash flows from operations of $9.6 million, or $0.06 per share;

  Repurchased 684,700 common shares of the Company;

  Ended the quarter with $66.8 million in cash and short term investments;

  Net income attributable to equity shareholders of $3.3 million, or $0.02 per share;

  Silver and lead head grades improved by 13% and 14%, respectively, to 287 grams per tonne for silver and 4.1% for lead at the Ying Mining District, compared to the prior year quarter;

  Silver sales of 1.4 million ounces, lead sales of 15.1 million pounds, and zinc sales of 4.7 million pounds, down 15%, 9%, and 33%, respectively, from the prior year quarter;

  Realized selling price for silver, lead, and zinc dropped by 12%, 13%, and 35%, respectively, compared to the same prior year quarter;

  Sales of $29.1 million, down 28% from the prior year quarter;

  Gross margin of 33% compared with 38% in the prior year period;

  Cash cost per ounce of silver, net of by-product credits1 , of $0.90, compared to $0.53 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits1 , of $7.72, compared to $10.91 in the prior year quarter.

______________________________
1 Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2015:

	Three months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	152,230	71,288	223,518
Ore Milled (tonne)	151,035	71,593	222,628

+ Mining cost per tonne of ore mined ($)	78.91	46.52	68.58
Cash mining cost per tonne of ore mined ($)	55.63	38.22	50.08
Non cash mining cost per tonne of ore mined ($)	23.28	8.30	18.50

+ Unit shipping costs($)	3.99	-	2.72

+ Milling cost per tonne of ore milled ($)	14.15	17.30	15.16
Cash milling cost per tonne of ore milled ($)	11.67	15.16	12.79
Non cash milling cost per tonne of ore milled ($)	2.48	2.14	2.37

+ Average Production Cost
Silver ($ per ounce)	7.28	9.32	7.91
Gold ($ per ounce)	453	747	508
Lead ($ per pound)	0.38	0.59	0.42
Zinc ($ per pound)	0.33	0.44	0.31

+ Total production cost per ounce of Silver ($)	4.43	8.86	5.08
+ Total cash cost per ounce of Silver ($)	0.25	4.62	0.90

+ All-in sustaining cost per ounce of Silver ($)	6.62	9.80	7.72
+ All-in cost per ounce of Silver ($)	8.62	10.31	9.50

Recovery Rates
Silver (%)	95.4	80.2	90.5
Gold (%)	-	-	-
Lead (%)	96.6	88.3	94.0
Zinc (%)	50.2	81.2	60.2

Head Grades
Silver (gram/tonne)	287	97	226
Gold (gram/tonne)	-	-	-
Lead (%)	4.1	1.9	3.4
Zinc (%)	0.8	2.6	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,216	210	1,426
Gold (in thousands of ounces)	0.5	-	0.5
Lead (in thousands of pounds)	12,107	3,021	15,128
Zinc (in thousands of pounds)	1,168	3,525	4,693
Other (in thousands of pound)	-	12,373	12,373

Metal Sales
Silver (in thousands of $)	14,770	2,014	16,784
Gold (in thousands of $)	379	20	399
Lead (in thousands of $)	7,738	1,818	9,556
Zinc (in thousands of $)	572	1,602	2,174
Other (in thousands of $)	-	168	168
	23,459	5,622	29,081
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.14	9.58	11.76
Gold ($ per ounce)	756	768	756
Lead ($ per pound)	0.64	0.60	0.63
Zinc ($ per pound)	0.49	0.45	0.46

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 63.4% from lead concentrates and 16.8% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2014:

	Three months ended December 31, 2014
	Ying Mining
	District[1]	GC	Total
Production Data
Mine Data
Ore Mined (tonne)	175,782	87,916	263,698
Ore Milled (tonne)	187,154	90,287	277,441

+ Mining cost per tonne of ore mined ($)	73.28	55.16	67.25
Cash mining cost per tonne of ore mined ($)	57.79	33.11	49.57
Non cash mining cost per tonne of ore mined ($)	15.49	22.05	17.68

+ Unit shipping costs($)	5.41	-	3.60

+ Milling cost per tonne of ore milled ($)	15.77	19.88	17.11
Cash milling cost per tonne of ore milled ($)	13.63	15.82	14.35
Non cash milling cost per tonne of ore milled ($)	2.14	4.06	2.76

+ Average Production Cost
Silver ($ per ounce)	7.63	10.03	8.28
Gold ($ per ounce)	433	750	504
Lead ($ per pound)	0.40	0.66	0.44
Zinc ($ per pound)	0.39	0.65	0.44

+ Total production cost per ounce of Silver ($)	3.48	8.26	4.20
+ Total cash cost per ounce of Silver ($)	0.83	(1.18)	0.53

+ Total production cost per ounce of Gold ($)			-
+ Total cash cost per ounce of Gold ($)			-

+ All-in sustaining cost per ounce of Silver ($)[2]	8.91	(4.22)	10.91
+ All-in cost per ounce of Silver ($)[2]	10.32	6.64	11.90

Recovery Rates
Silver (%) [3]	94.7	75.9	88.6
Gold (%)			89.5
Lead (%)	95.9	85.9	92.7
Zinc (%)	66.8	80.6	71.3

Head Grades
Silver (gram/tonne)	253	104	205
Gold (gram/tonne)			-
Lead (%)	3.6	1.3	2.9
Zinc (%)	1.0	2.6	1.5

Concentrate in stock
Lead concentrate (tonne)	300	311	611
Zinc concentate (tonne)	150	123	273

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,421	251	1,672
Gold (in thousands of ounce)	0.9	-	0.9
Lead (in thousands of pound)	14,168	2,500	16,668
Zinc (in thousands of pound)	2,531	4,452	6,983
Other (in thousands of pound)	-	10,070	10,070

Metal Sales
Silver (in thousands of $)	19,671	2,754	22,425
Gold (in thousands of $)	725	11	736
Lead (in thousands of $)	10,217	1,805	12,022
Zinc (in thousands of $)	1,780	3,146	4,926
Other (in thousands of $)	-	138	138
	32,393	7,854	40,247
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.84	10.98	13.41
Gold ($ per ounce)	786	821	787
Lead ($ per pound)	0.72	0.72	0.72
Zinc ($ per pound)	0.70	0.71	0.71

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 53.2% from lead concentrate and 22.7% from zinc concentrate.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2015:

	Nine months ended December 31, 2015
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	490,351	207,561	697,912
Ore Milled (tonne)	488,248	206,738	694,986

+ Mining cost per tonne of ore mined ($)	80.15	49.33	70.98
Cash mining cost per tonne of ore mined ($)	58.25	41.13	53.16
Non cash mining cost per tonne of ore mined ($)	21.90	8.20	17.82

+ Unit shipping costs($)	4.10	-	2.88

+ Milling cost per tonne of ore milled ($)	14.40	17.72	15.39
Cash milling cost per tonne of ore milled ($)	12.06	15.49	13.08
Non cash milling cost per tonne of ore milled ($)	2.34	2.23	2.31

+ Average Production Cost
Silver ($ per ounce)	7.63	8.98	8.08
Gold ($ per ounce)	487	717	529
Lead ($ per pound)	0.42	0.60	0.45
Zinc ($ per pound)	0.36	0.51	0.38

+ Total production cost per ounce of Silver ($)	4.50	7.11	4.83
+ Total cash cost per ounce of Silver ($)	1.03	2.78	1.26

+ All-in sustaining cost per ounce of Silver ($)	8.52	10.54	10.27
+ All-in cost per ounce of Silver ($)	10.08	11.05	11.69

Recovery Rates
Silver (%)	95.0	78.3	90.0
Gold (%)	-	-	-
Lead (%)	95.4	88.5	93.4
Zinc (%)	53.3	82.4	61.9

Head Grades
Silver (gram/tonne)	260	97	212
Gold (gram/tonne)	-	-	-
Lead (%)	3.8	1.6	3.2
Zinc (%)	0.8	2.5	1.3

Concentrate in stock
Lead concentrate (tonne)	2,931	194	3,125
Zinc concentate (tonne)	240	174	414

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,538	519	4,057
Gold (in thousands of ounces)	2.0	0.1	2.1
Lead (in thousands of pounds)	35,563	7,072	42,635
Zinc (in thousands of pounds)	3,999	9,726	13,725
Other (in thousands of pound)	-	38,905	38,905

Metal Sales
Silver (in thousands of $)	44,293	5,121	49,414
Gold (in thousands of $)	1,609	43	1,652
Lead (in thousands of $)	24,429	4,630	29,059
Zinc (in thousands of $)	2,347	5,498	7,845
Other (in thousands of $)	-	544	544
	72,678	15,836	88,514
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.52	9.87	12.18
Gold ($ per ounce)	799	789	798
Lead ($ per pound)	0.69	0.65	0.68
Zinc ($ per pound)	0.59	0.57	0.57

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.56% from lead concentrates and 20.72% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2014:

	Nine months ended December 31, 2014
	Ying Mining
	District[1]	BYP	GC	Total
Production Data
Mine Data
Ore Mined (tonne)	546,402	46,547	158,814	751,763
Ore Milled (tonne)	547,465	48,844	159,431	755,740

+ Mining cost per tonne of ore mined ($)	62.10	30.55	53.62	58.35
Cash mining cost per tonne of ore mined ($)	49.24	22.92	31.39	43.84
Non cash mining cost per tonne of ore mined ($)	12.86	7.63	22.23	14.51

+ Unit shipping costs($)	4.83	-	-	3.51

+ Milling cost per tonne of ore milled ($)	15.06	13.40	21.15	16.23
Cash milling cost per tonne of ore milled ($)	12.88	12.31	16.59	13.62
Non cash milling cost per tonne of ore milled ($)	2.18	1.09	4.56	2.61

+ Average Production Cost
Silver ($ per ounce)	7.57	-	9.79	8.03
Gold ($ per ounce)	418	565	706	510
Lead ($ per pound)	0.37	-	0.63	0.40
Zinc ($ per pound)	0.34	-	0.61	0.38

+ Total production cost per ounce of Silver ($)	2.95		6.79	3.31
+ Total cash cost per ounce of Silver ($)	0.40		(2.96)	0.07

+ Total production cost per ounce of Gold ($)		565		566
+ Total cash cost per ounce of Gold ($)		454		455

+ All-in sustaining cost per ounce of Silver ($)[2]	8.62	21.54	9.34	10.73
+ All-in cost per ounce of Silver ($)[2]	15.00	23.38	13.10	16.77

Recovery Rates
Silver (%) [3]	94.1		77.2	90.3
Gold (%)		89.1		89.1
Lead (%)	95.6		86.8	93.6
Zinc (%)	61.2		80.9	65.7

Head Grades
Silver (gram/tonne)	232		105	203
Gold (gram/tonne)		2.7		2.7
Lead (%)	3.3		1.3	2.9
Zinc (%)	0.8		2.7	1.2

Concentrate in stock
Lead concentrate (tonne)	300	-	311	611
Zinc concentate (tonne)	150	-	123	273

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,798	-	402	4,200
Gold (in thousands of ounce)	2.5	2.7	-	5.2
Lead (in thousands of pound)	38,362	-	3,928	42,290
Zinc (in thousands of pound)	5,686	-	7,711	13,397
Other (in thousands of pound)	-	-	21,412	21,412

Metal Sales
Silver (in thousands of $)	57,598	-	4,569	62,167
Gold (in thousands of $)	2,121	2,775	11	4,907
Lead (in thousands of $)	28,629	-	2,866	31,495
Zinc (in thousands of $)	3,906	-	5,453	9,359
Other(in thousands of $)	-	-	268	268
	92,254	2,775	13,167	108,196
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.17	-	11.38	14.80
Gold ($ per ounce)	837	1,024	821	933
Lead ($ per pound)	0.75	-	0.73	0.74
Zinc ($ per pound)	0.69	-	0.71	0.70

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 54.0% from lead concentrate and 23.2% from zinc concentrate.
+ Non-IFRS measures, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Mine and Milling Production

For the three months ended December 31, 2015 (“Q3 Fiscal 2016”), on a consolidated basis, the Company mined 223,518 tonnes of ore, down 15% compared to 263,698 tonnes in the three months ended December 31, 2014 (“Q3 Fiscal 2015”). The decrease in ore mined was mainly due to the fact that the Company reduced the mining activities at the relatively lower grade HPG mine, LM mine, and GC mine in light of the current low metal prices. Ore milled decreased correspondingly by 20% to 222,628 tonnes of ore compared to 277,441 tonnes in Q3 Fiscal 2015.

For the nine months ended December 31, 2015, on a consolidated basis, the Company mined 697,912 tonnes of ore, a 7% decrease compared to 751,763 tonnes in the same prior year period. In the same comparative periods, ore milled decreased 8% to 694,986 tonnes ore compared to 755,740 tonnes.

(b) Mining and Milling Costs

In Q3 Fiscal 2016, the consolidated total mining costs and cash mining costs were $68.58 and $50.08 per tonne, an increase of 2% and 1% as compared to $67.25 and $49.57 per tonne, respectively, in Q3 Fiscal 2015. The increase in cash mining costs is mainly resulting from fixed overhead costs allocated to reduced ore mined.

The consolidated total milling costs and cash milling costs in Q3 Fiscal 2016 were $15.16 and $12.79 per tonne, a decrease of 11% and 11% as compared to $17.11 and $14.35 per tonne, respectively, in Q3 Fiscal 2015. The decrease in per tonne milling costs is mainly due to enhanced management to reduce material and utility consumption.

For the nine months ended December 31, 2015, the consolidated total mining cost and cash mining cost were $70.98 and $53.16 per tonne, an increase of 22% and 21% as compared to $58.35 and $43.84 per tonne, respectively, in the same prior year period, and the increase was mainly due to the impacts arising from a mining contractor’s termination and more underground drilling and preparation tunnelling conducted as disclosed in the prior quarters of Fiscal 2016. Meanwhile, the consolidated total milling cost and cash milling costs were $15.39 and $13.08 per tonne, a decrease of 5% and 4% as compared to $16.23 and $13.62, respectively, in the same prior year period.

Compared to the Company’s forecasted production costs for Fiscal 2016 announced February 12, 2015, the consolidated average cash production costs per tonne in the current quarter are within the Company’s guidance. Each mine’s production costs are further discussed in item (f) – Operation Review below.

(c) Metal Sales

In Q3 Fiscal 2016, the Company sold 1.4 million ounces of silver, 15.1 million pounds of lead, and 4.7 million pounds of zinc, compared to 1.7 million ounces of silver, 16.7 million pounds of lead, and 7.0 million pounds of zinc, respectively, in Q3 Fiscal 2015. The decrease of metal sales is mainly due to less ore milled in the current quarter partially offset by the increase of head grade.

For the nine months ended December 31, 2015, the Company sold 4.1 million ounces of silver, 42.6 million pounds of lead, and 13.7 million pounds of zinc, compared to 4.2 million ounces of silver, 42.3 million pounds of lead, and 13.4 million pounds of zinc, respectively, in the same prior year period.

In reaction to the lower metal prices, the Company intentionally increased its inventory of concentrates. As at December 31, 2015, the Company increased its silver-lead and zinc concentrate inventories by 2,514 and 141 tonnes respectively, ending the quarter with 3,125 tonnes of lead and 414 tonnes of zinc concentrates, respectively, compared to 611 tonnes of silver-lead and 273 tonnes of zinc concentrates in inventory as at December 31, 2014.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Total and Cash Cost per Ounce of Silver, Net of By-Product Credits1

In Q3 Fiscal 2016, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $5.08 and $0.90 compared to $4.20 and $0.53, respectively, in Q3 Fiscal 2015. The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to the decline of metal prices impacting by-product sales partially offset by the increase of head grade.

For the nine months ended December 31, 2015, the consolidated total production cost and cash cost per ounce of silver, net of by-product credits, were $4.83 and $1.26 compared to $3.31 and $0.07, respectively, in the same prior year periods.

(e) All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits1

In Q3 Fiscal 2016, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $7.72 compared to $10.91 in Q3 Fiscal 2015. The decrease in all-in sustaining cost is mainly due to improvement in cost and dilution control and less sustaining capital expenditures incurred during the quarter.

For the nine months ended December 31, 2015, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $10.27 compared to $10.73 in the same prior year periods.

(f) Operation Review

(i) Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, and LM mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

___________________________
1 Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Operational results - Ying Mining District
	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Ore Mined (tonne)	152,230	171,014	167,107	112,327	175,782
Ore Milled (tonne)	151,035	176,936	160,277	99,478	187,154
Head Grades
Silver (gram/tonne)	287	246	250	268	253
Lead (%)	4.1	3.8	3.6	3.7	3.6
Zinc (%)	0.8	0.7	0.8	0.8	1.0
Recovery Rates
Silver (%)	95.4	94.8	94.7	94.8	94.7
Lead (%)	96.6	95.0	94.9	95.3	95.9
Zinc (%)	50.2	55.1	53.5	52.4	66.8
Metal Sales
Silver (in thousands of ounce)	1,216	1,132	1,190	822	1,421
Gold (in thousands of ounce)	0.5	0.7	0.9	0.6	0.9
Lead (in thousands of pound)	12,107	11,529	12,454	8,312	14,168
Zinc (in thousands of pound)	1,168	1,459	1,529	875	2,531
Cash mining cost ($ per tonne )	55.63	62.15	56.65	53.25	57.79
Total mining cost ($ per tonne )	78.91	86.29	75.00	74.84	73.28
Cash milling cost ($ per tonne )	11.67	11.55	12.98	16.20	13.63
Total milling cost ($ per tonne )	14.15	13.70	15.40	20.09	15.77

In Q3 Fiscal 2016, the total ore mined at the Ying Mining District was 152,230 tonnes compared to total ore production of 175,782 tonnes in Q3 Fiscal 2015. Total ore milled in Q3 Fiscal 2016 was 151,035 tonnes compared to 187,154 tonnes of ore milled in Q3 Fiscal 2015. Silver and lead head grades improved by 13% and 14%, respectively, to 287 grams per tonne (“g/t”) for silver and 4.1% for lead from 253 g/t for silver and 3.6% for lead, respectively, in Q3 Fiscal 2015. The decrease in ore mined and the increase of silver and lead head grade at the Ying Mining District were mainly due to enhanced dilution control management at all mining stopes.

In Q3 Fiscal 2016, the Ying Mining District sold 1.2 million ounces of silver, 500 ounces of gold, 12.1 million pounds of lead, and 1.2 million pounds of zinc, compared to 1.4 million ounces of silver, 900 ounces of gold, 14.2 million pounds of lead, and 2.5 million pounds of zinc in Q3 Fiscal 2015. The decrease of metal sales is mainly due to less ore milled in the current quarter partially offset by the increase of head grade.

In Q3 Fiscal 2016, the total mining costs and cash mining costs at the Ying Mining District were $78.91 and $55.63 per tonne, compared to $73.28 and $57.79 per tonne, respectively, in Q3 Fiscal 2015. The decrease in cash mining costs was mainly due to improved management resulting in decrease in labour and material costs.

In Q3 Fiscal 2016, the total milling costs and cash milling costs were $14.15 and $11.67 per tonne, compared to $15.77 and $13.63 per tonne, respectively, in Q3 Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material and utility costs.

All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District in Q3 2016 was $6.62 and $8.62 per ounce of silver compared to $8.91 and $10.32, respectively, in Q3 Fiscal 2015. The decrease in all in sustaining costs and all in costs was mainly due to improvement in cost and dilution control and less sustaining capital and investment capital incurred in the current quarter.

For the nine months ended December 31, 2015, the total ore mined at the Ying Mining District was 490,351 tonnes compared to 546,402 tonnes in the same prior year period. Correspondingly, total ore

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

milled was 488,248 tonnes compared to 547,465 tonnes. Head grades were 260 g/t for silver and 3.8% for lead compared to 232 g/t for silver and 3.3% for lead, respectively.

During the same periods, the Ying Mining District sold 3.5 million ounces of silver, 2,000 ounces of gold, 35.6 million pounds of lead, and 4.0 million pounds of zinc, compared to 3.8 million ounces of silver, 2,500 ounces of gold, 38.4 million pounds of lead, and 5.7 million pounds of zinc in the prior year. The decrease of metal sales was mainly due to the Company intentionally increasing its inventory of concentrates in reaction to lower metal prices. As at December 31, 2015, the Ying Mining District had 2,931 tonnes of lead concentrates and 240 tonnes of zinc concentrates in inventory, 2,631 and 90 tonnes higher, respectively, compared to 300 tonnes of lead concentrates and 150 tonnes of zinc concentrates in stock as at December 31, 2014. The estimated metals contained in concentrate inventory as at December 31, 2015 are approximately 0.3 million ounces of silver, 3.0 million pounds of lead, and 0.1 million pounds of zinc higher, respectively, compared to the metals contained in concentrate inventory as at December 31, 2014.

In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX Mine. Regrettably, the changeover process for the terminated contractor was slow as the Company and the contractor being terminated had protracted disagreements and negotiations regarding the final bill payment. In June 2015, the Company reached an agreement with the terminated contractor, resulting in the contractor departing from all the three portals, which returned to normal operations in the current quarter. The changeover disruptions have impacted not only the production but also resulted in additional costs of approximately $1.5 million in total incurred at the SGX mine for the nine months ended December 31, 2015.

For the nine months ended December 31, 2015, the total mining costs and cash mining costs at the Ying Mining District were $80.15 and $58.25 per tonne, compared to $62.10 and $49.24 per tonne, respectively, in the same prior year period. The increase in cash mining costs per tonne was mainly due to i) a $1.5 million or $3.1 per tonne increase arising from the mining contractor change-over interruption; ii) a $3.2 million or $8.2 per tonne increase in mining preparation costs as approximately 60,435 metre (“m”) of underground diamond drilling and 16,460 m of preparation tunnelling were conducted in the current period; and iii) lower production output resulting in a higher per unit fixed costs allocation offset by $1.2 million, or $1.63 per tonne reduction in labour costs.

All in sustaining costs and all in costs, net of by-product credits, at the Ying Mining District for the nine months ended December 31, 2015 was $8.52 and $10.08 per ounce of silver compared to $8.62 and $15.00, respectively, in same prior year period.

In Q3 Fiscal 2016, in addition to approximately 21,223 m of underground diamond drilling and 4,231 m of preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 13,893 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $4.6 million compared to $8.8 million in Q3 Fiscal 2015.

For the nine months ended December 31, 2015, in addition to approximately 60,435 m underground diamond drilling and 16,460 m preparation tunnelling, which were expensed and included in the mining preparation costs, Ying Mining District completed and capitalized approximately 49,452 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized for the Ying Mining District were $16.4 million in the nine months ended December 31, 2015 compared to $25.9 million in the same prior year period. In addition, total expenditures capitalized as plant and equipment were $6.7 million, including $4.9 million expenditures to construct a transportation tunnel and haul road, in the current period.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

Commercial production at GC mine commenced on July 1, 2014. Trial mining operation results in the quarter ended June 30, 2014 have been excluded from the consolidated operation results discussed and revenue realized from metal sales during the trial period was offset against costs capitalized.

The operational results at the GC mine for the past five quarters are summarized in the table below:

Production results - GC Mine	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Ore Mined (tonne)	71,288	69,546	66,727	46,111	87,916
Ore Milled (tonne)	71,593	68,465	66,679	46,100	90,287
Head Grades
Silver (gram/tonne)	97	107	93	107	104
Lead (%)	1.9	1.4	1.7	1.2	1.3
Zinc (%)	2.6	2.8	2.5	2.6	2.6
Recovery Rates
Silver (%)	80.2	77.0	79.3	76.1	75.9
Lead (%)	88.3	89.5	89.7	84.9	85.9
Zinc (%)	81.2	82.7	85.1	80.0	80.6
Metal Sales
Silver (in thousands of ounce)	210	128	181	99	251
Lead (in thousands of pound)	3,021	1,632	2,420	867	2,500
Zinc (in thousands of pound)	3,525	3,172	3,029	1,668	4,452
Cash mining cost ($ per tonne)	38.22	36.49	48.74	86.35	33.11
Total mining cost ($ per tonne)	46.52	44.68	56.83	132.41	55.16
Cash milling cost ($ per tonne)	15.16	15.81	15.52	42.70	15.82
Total milling cost ($ per tonne)	17.30	18.05	17.83	58.58	19.88

Total ore mined at GC mine in Q3 Fiscal 2016 was 71,288 tonnes at a total mining cost and cash mining cost of $46.52 and $38.22, compared to 87,916 tonnes mined in Q3 Fiscal 2015 at a total mining cost and cash mining cost of $55.16 and $33.11. The increase in cash mining cost was mainly due to $0.3 million increase in mining preparation cost and lower production output resulting in a higher per unit costs allocation.

Total ore milled at GC mine in Q3 Fiscal 2016 was 71,593 at a total milling cost and cash milling cost of $17.30 and $15.16, compared to 90,287 tonnes milled in Q3 Fiscal 2015 at a total milling cost and cash milling cost of $19.88 and $15.82.

The head grades at GC mine were 97 g/t for silver, 1.9% for lead, and 2.6% for zinc in Q3 Fiscal 2016, compared to 104g/t for silver, 1.3% for lead and 2.6% for zinc in Q3 Fiscal 2015.

Recovery rates at GC mine were 80.2% for silver, 88.3% for lead, and 81.2% for zinc in Q3 Fiscal 2016 compared to 75.9% for silver, 85.9% for lead, and 80.6% for zinc, respectively in Q3 Fiscal 2015.

In Q3 Fiscal 2016, in addition to approximately 4,202 m of underground diamond drilling and 731 m of preparation tunnelling, which were expensed and included in the mining preparation costs, the GC mine completed and capitalized approximately 3,934 m of horizontal tunnels, raises and declines. Total exploration and development expenditures capitalized at the GC mine were $0.3 million compared to $0.9 million in Q3 Fiscal 2015.

For the nine months ended December 31, 2015, in addition to approximately 18,500 m of underground diamond drilling and 2,693 m of preparation tunnelling, which were expensed and included in the

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

mining preparation costs, GC mine completed and capitalized approximately 10,393 m of horizontal tunnel, raises, and declines. Total exploration and development expenditures capitalized at the GC mine were $0.8 million in the nine months ended December 31, 2015 compared to $3.2 million in the same prior year period.

(iii) BYP Mine

BYP mine has been placed on care and maintenance since August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. BYP mine is not viewed as a core asset of the Company and the Company is considering various strategic options for this project.

For the nine months ended December 31, 2014, the BYP mine processed 48,844 tonnes of ore with a head grade of 2.7 g/t for gold.

(iv) XHP Project

Activities at the XHP project have been suspended since Fiscal 2014 as part of the Company’s cost saving measures. The Company is considering various strategic alternatives for this project.

4.	Third Quarter Fiscal Year 2016 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31,2015	Sep 30,2015	Jun 30,2015	Mar31,2015
Sales	$29,081	$27,213	$32,220	$20,269
Gross Profit	$9,538	8,828	11,456	5,224
Expenses and foreigh exchange	3,981	(4,770)	(7,280)	(2,223)
Other Items	(425)	325	(95)	(130,257)
Net Income (Loss)	3,916	2,979	3,771	(130,070)
Net income (Loss), attributable to the shareholders of the Company	3,326	2,234	2,296	(118,549)
Basic earnings (loss) per share	0.02	0.01	0.01	(0.69)
Diluted earnings (loss) per share	0.02	0.01	0.01	(0.69)
Cash dividend declared	-	-	685	674
Cash dividended declared per share (CAD)	-	-	0.005	0.005
	Dec 31, 2014	Sep 30,2014	Jun 30, 2014	Mar 31, 2014
Sales	$40,247	$37,333	$30,616	$16,135
Gross Profit	15,403	18,894	15,653	6,945
Expenses and foreigh exchange	(6,229)	(5,901)	(7,474)	(3,717)
Other Items	256	1,196	141	(6,305)
Net Income (Loss)	7,080	9,614	4,635	(4,677)
Net income (Loss), attributable to the shareholders of the Company	5,468	7,228	2,744	(4,541)
Basic earnings (loss) per share	0.03	0.04	0.02	(0.03)
Diluted earnings (loss) per share	0.03	0.04	0.02	(0.03)
Cash dividend declared	736	763	800	773
Cash dividended declared per share (CAD)	0.005	0.005	0.005	0.005

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q3 Fiscal 2016 was $3.3 million, or $0.02 per share compared to $5.5 million, or $0.03 per share in Q3 Fiscal 2015. For the nine months ended December 31, 2015, net income attributable to the shareholders of the Company was $7.9 million, or $ 0.05 per share compared to $15.4 million or $0.09 per share in the same prior year period.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In the current quarter, the Company’s financial results were mainly impacted by the following: i) lower metal prices and increased smelter charges, as the realized selling price for silver, lead, and zinc dropped by 15%, 9%, and 33%, respectively, compared to the same prior year quarter; and ii) a lower amount of metals sold resulting from lower production output.

Sales in Q3 Fiscal 2016 were $29.1 million, down 28%, compared to $40.2 million in Q3 Fiscal 2015. Silver and gold sales represented $16.8 million and $0.4 million, respectively, while base metals represented $11.9 million of total sales in this quarter compared to silver, gold and base metals of $22.4 million, $0.7 million, and $17.1 million, respectively, in Q3 Fiscal 2015.

For the nine months ended December 31, 2015, sales were $88.5 million compared to $108.2 million in the same prior year period.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2016, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
Net realized selling prices	$11.76	$13.41	$756	$787	$0.63	$0.72	$0.46	$0.71
Add back: Value added taxes	2.00	2.28	-	-	0.11	0.12	0.08	0.12
Add back: Smelter charges and recovery	2.07	2.40	350	417	0.19	0.14	0.41	0.41
SME	$15.83	$18.09	$1,106	$1,204	$0.93	$0.99	$0.95	$1.24
LME	$14.99	$16.51	$1,105	$1,201	$0.76	$0.91	$0.73	$1.01

Cost of sales in Q3 Fiscal 2016 was $19.5 million compared to $24.8 million in Q3 Fiscal 2015. The cost of sales included $13.6 million (Q3 Fiscal 2015 - $18.7 million) cash costs and $6.0 million (Q3 Fiscal 2015 - $6.1 million) depreciation, amortization and depletion charges. The decrease in cost of sales is mainly due to a lower amount of metals sold in the quarter, offset by the increase in the per tonne non cash mining costs.

For the nine months ended December 31, 2015, cost of sales was $58.7 million (cash costs - $44.2 million) compared to $58.7 million (cash costs - $44.8 million) in the same prior year period. The increase in cost of sales is mainly due to the increase in mining production costs.

Gross profit margin in Q3 Fiscal 2016 was 33% compared to 38% in Q3 Fiscal 2015. For the nine months ended December 31, 2015, gross profit was 34% compared to 46% in the same prior year period. The decrease in gross profit margin is mainly due to the decline of metal prices, increases in smelter charges, and increased per tonne production costs partially offset by the increase in head grades.

General and administrative (“G&A”) expenses in Q3 Fiscal 2016 were $3.1 million, a decrease of 41% compared to $5.4 million in Q3 Fiscal 2015. Main reduction was made in professional fees and discretionary overhead spending. For the nine months ended December 31, 2015, G&A expenses were $13.4 million compared to $16.2 million in the same prior year period. Items included in general and administrative expenses in Q3 Fiscal 2016 and the nine months ended December 31, 2015 are as follows:

(i)	Amortization and depreciation of $0.4 million and $1.2 million (Q3 Fiscal 2015 - $0.6 million, nine months ended December 31,2014 - $1.6 million);

(ii)	Office and administrative expenses of $0.7 million and $4.6 million (Q3 Fiscal 2015 - $2.1 million, nine months ended December 31, 2014 - $6.1 million);

(iii)	Salaries and benefits of $2.1 million and $5.7 million (Q3 Fiscal 2015 - $2.0 million, nine months ended December 31 ,2014 - $6.0 million);

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iv)	Stock based compensation expense of $0.2 million and $0.7 million (Q3 Fiscal 2015 - $0.3 million, nine months ended December 31, 2014 -$1.1 million); and

(v)	Professional fees of negative $0.3 million and $1.1 million (Q3 Fiscal 2015 - $0.3 million, nine months ended December 31, 2014 -$1.5 million). The negative balance is due to the adjustment of using insurance proceeds to offset part of the previous quarter legal fees in the current quarter.

Government fees and other taxes in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $1.6 million and $4.8 million compared to $1.8 million and $4.8 million in the same respective comparative periods. Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government agencies. Other taxes were composed of surtax on value-added tax, business tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments. Although government fees and other taxes vary period over period, they normally range between 4% and 5% of total sales.

Foreign exchange gain in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $0.7 million and $2.1 million compared to $1.0 million and $1.4 million in the same prior year periods. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $95 and $80 compared to a gain of $132 and $118 in the same respective comparative periods.

Loss on disposal of a subsidiary in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $460 and $460 compared to $nil in the same respective comparative periods. In November 2015, Songxian Gold Mining Co.,Ltd., a 77.5% indirect owned subsidiary of the Company, disposed its 51% equity interest in Rongtai Mining Co., Ltd (“Rongtai”) for $11 (RMB ¥70) and resulting a loss of $460. Rongtai did not have any core assets other than its working capitals and equipment.

Share of gain in an associate in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $65 and $166 compared to gain of $52 and $10 in the same respective comparative periods. This represents the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Loss on investments in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $nil compared to $nil and $15 in the same comparative periods. The Company acquired equity interests in other publicly-traded mining companies on the open market or by participating in private placements. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $517 and $1,058 compared to $292 and $724 in the same respective comparative periods. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q3 Fiscal 2016 and nine months ended December 31, 2015 were $280 and $751 compared to $153 and $224 in the same respective comparative periods. As the Company does not have any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitations provision and the interest on the SGX mine right fee payable.

Income tax expense in Q3 Fiscal 2016 was $1.5 million compared to $2.4 million in Q3 Fiscal 2015. The income tax expenses recorded in Q3 Fiscal 2016 included current income tax expense of $ $0.5 million

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(Q3 Fiscal 2015 - $1.5 million) and deferred income tax expense of $1.0 million (Q3 Fiscal 2015 - $0.8 million). Current income tax expense decreased due to lower taxable income.

For the nine months ended December 31, 2015 income tax expense were $3.2 million compared to $10.2 million in the same prior year period. The income tax expense recorded in nine months ended December 31, 2015 included current income tax expense of $0.8 million (nine months ended December 31, 2014 - $7.5 million and deferred income tax expense of $ 2.4 million (nine months ended December 31, 2014 - $2.7 million).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at December 31, 2015 were $66.8 million.

Working capital as at December 31, 2015 was $40.1 million.

Cash flows provided by operating activities were $9.6 million or $0.06 per share in Q3 Fiscal 2016 compared to $15.4 million or $0.09 per share in Q3 Fiscal 2015. For the nine months ended December 31, 2015, cash flow provided by operating activities were $27.5 million or $0.16 per share compared to $49.3 million and $0.29 per share in the same prior year period. The decrease in cash flows from operations is mainly due to lower operating earnings.

Cash flows used by investing activities were $7.6 million in Q3 Fiscal 2016, comprising mainly of cash used in capital expenditures of $8.0 million offset by proceeds on disposals of other investment of $0.4 million. For Q3 Fiscal 2015, cash used in investing activities were $6.3 million, comprising mainly of cash used in capital expenditures of $14.1 million offset by net redemption of short-term investments of $7.8 million.

For the nine months ended December 31, 2015, cash flows used in the investing activities were $13.6 million, comprising mainly of cash used in capital expenditures of $19.8 million, offset by net redemptions of short-term investments of $5.5 million. In the same prior year period, cash flow used in investing activities were $24.3 million, comprising mainly of cash used in capital expenditures of $32.0 million offset by net redemption of short-term investments of $7.7 million.

Cash flows used in financing activities were $3.7 million in Q3 Fiscal 2016, comprising mainly of $1.7 million distributions to non-controlling interests, $0.4 million for the share buyback, and $1.6 million temporally advance to the 22.5% equity interest holder of Henan Found. The advance plus interest was repaid to Henan Found on January 6, 2016. For Q3 Fiscal 2015, cash used in financing activities were $1.4 million, comprising of cash distribution to non-controlling interest of $0.65 million and cash dividend of $0.76 million.

For the nine months ended December 31, 2015, cash flows used in financing activities were $6.3 million, comprising mainly of $1.3 million cash dividend paid, $1.7 million for the share buyback, $1.7 million distributions to non-controlling interests, and $1.6 million temporally advance to the 22.5% equity interest holder of Henan Found. In the same prior year period, cash flows used in financing activities were $5.5 million, comprising mainly of distributions to non-controlling interests of $3.2 million and cash dividends of $2.3 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,175	$390	$2,986	$799
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2015, the Company has two office rental agreements totaling $4,175 for the next eight years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2015, the Company incurred rental expenses of $144 and $479, respectively (three and nine months ended December 31, 2014 - $283 and $912, respectively), which were included

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

in office and administrative expenses on the condensed consolidated interim statements of income.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at December 31, 2015 and March 31, 2015, no contingent liabilities were accrued.

On May 23, 2013 the Company became aware of an action commenced pursuant to the Class Proceedings Act (Ontario) against it and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. The Company believes that there is no merit to the allegations set out in these lawsuits and has retained McCarthy Tétrault LLP as its defense counsel and intends to pursue a vigorous defense.

On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. Mr. Mask has since filed an appeal with the Court of Appeal for Ontario.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis. There have been no significant changes in the financial risks facing the Company since March 31, 2015.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2015 that are not otherwise disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2015 and March 31, 2015, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Fair value as at December 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$63,376	$-	$-	$63,376
Common shares of publicly traded companies	208	-	-	208
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of December 31, 2015 and March 31, 2015, respectively.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		December 31, 2015			March 31, 2015
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$3,898	$5,690	$-	$9,588	$14,038
Accounts payable and accrued liabilities	33,723	-	-	33,723	21,768
	$37,621	$5,690	$-	$43,311	$36,480

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2015	March 31, 2015
Financial assets denominated in U.S. Dollars	$24,147	$20,838
Financial assets denominated in Chinese RMB	$40,410	$44,133

As at December 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.6 million.

As at December 31, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.2 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	December 31, 2015	March 31, 2015
NUX (a)	$198	$15
Henan Non-ferrous Geology Bureau (b)	1,647	18
	$1,845	$33

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2015, the Company recovered $40 and $177, respectively (for three and nine months ended December 31, 2014 - $103 and $241, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2015, Henan Found declared and paid dividends of $1,282 and $1,282, respectively (three and nine months ended December 31, 2014 - $nil and $2,563, respectively) to Henan Geology Bureau.

On December 28, 2015, Henan Found made a short-term loan in the amount of $1,544 (RMB ¥10,000) to Henan Geology Bureau. The loan plus interest of $2 were repaid on January 6, 2016.

(c)	For the three and nine months ended December 31, 2015, the Company paid $nil and $376, respectively (for three and nine months ended December 31, 2014 - $86 and $303, respectively) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a former director of the Company.

(d)	For the three and nine months ended December 31, 2015, the Company paid $293 and $293, respectively (for three and nine months ended December 31, 2014 - $nil and $140, respectively)

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)	The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and nine months ended December 31, 2015, total rents were $63 and $189, respectively (for three and nine months ended December 31, 2014 - $63 and $189, respectively).

(f)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2015, Henan Huawei declared and paid dividends of $379 and $379, respectively (three and nine months ended December 31, 2014 - $651 and $651, respectively) to Henan Xinhui.

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three and nine months ended December 31, 2015 and 2014: (a) Cash and Total Cost per Ounce of Silver The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three and nine months ended December 31, 2015 and 2014:

Three months ended December 31, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$14,072	$5,471	$19,543
Amortization and depletion			(5,074)	(891)	(5,965)
Total cash cost		B	8,998	4,580	13,578
By-product sales	By-product per ounce of silver
Lead	(6.70)		(7,738)	(1,818)	(9,556)
Zinc	(1.52)		(572)	(1,602)	(2,174)
Gold	(0.28)		(379)	(20)	(399)
Other	(0.12)		-	(168)	(168)
Total by-product sales		C	(8,689)	(3,608)	(12,297)
Silver ounces sold ('000s)		D	1,216	210	1,426
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.43	$8.86	$5.08
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.25	$4.62	$0.90

Total production cost per ounce of silver, before by-product credits		A/D	$11.57	$26.02	$13.70
Total cash cost per ounce of silver, before by-product credits		B/D	$7.40	$21.78	$9.52

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$17,670	$7,174	$24,844
Amortization and depletion			(3,773)	(2,371)	(6,144)
Total cash cost		B	13,897	4,803	18,700
By-product sales	By-product per ounce of silver
Lead	(7.19)		(10,217)	(1,805)	(12,022)
Zinc	(2.95)		(1,780)	(3,146)	(4,926)
Gold	(0.44)		(725)	(11)	(736)
Other	(0.08)		-	(138)	(138)
Total by-product sales		C	(12,722)	(5,100)	(17,822)
Silver ounces sold ('000s)		D	1,421	251	1,672
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$3.48	$8.26	$4.20
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.83	$(1.18)	$0.53

Total production cost per ounce of silver, before by-product credits		A/D	$12.43	$28.58	$14.86
Total cash cost per ounce of silver, before by-product credits		B/D	$9.78	$19.14	$11.18

Nine months ended December 31, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$44,289	$14,403	$58,692
Amortization and depletion			(12,243)	(2,245)	(14,488)
Total cash cost		B	32,046	12,158	44,204
By-product sales	By-product per ounce of silver
Lead	(7.16)		(24,429)	(4,630)	(29,059)
Zinc	(1.93)		(2,347)	(5,498)	(7,845)
Gold	(0.41)		(1,609)	(43)	(1,652)
Other	(0.13)		-	(544)	(544)
Total by-product sales		C	(28,385)	(10,715)	(39,100)
Silver ounces sold ('000s)		D	3,538	519	4,057
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.50	$7.11	$4.83
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$1.03	$2.78	$1.26

Total production cost per ounce of silver, before by-product credits		A/D	$12.52	$27.76	$14.47
Total cash cost per ounce of silver, before by-product credits		B/D	$9.06	$23.43	$10.90

Nine months ended December 31, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$45,843	$11,328	$57,171
Amortization and depletion			(9,685)	(3,918)	(13,603)
Total cash cost		B	36,158	7,410	43,568
By-product sales	By-product per ounce of silver
Lead	(7.50)		(28,629)	(2,866)	(31,495)
Zinc	(2.23)		(3,906)	(5,453)	(9,359)
Gold	(0.51)		(2,121)	(11)	(2,132)
Other	(0.06)		-	(268)	(268)
Total by-product sales		C	(34,656)	(8,598)	(43,254)
Silver ounces sold ('000s)		D	3,798	402	4,200
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.95	$6.79	$3.31
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.40	$(2.96)	$0.07

Total production cost per ounce of silver, before by-product credits		A/D	$12.07	$28.18	$13.61
Total cash cost per ounce of silver, before by-product credits		B/D	$9.52	$18.43	$10.37

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Cash and Total Cost per Ounce of Gold (BYP Mine)

There is no production at the BYP mine in the current periods, and the reconciliation of cash and total cost per ounce of gold at BYP for the prior year periods are as follows:

BYP Mine
		Three months ended	Nine months ended
		December 31, 2014	December 31, 2014
Cost of sales	A	$-	$1,530
Amortization and depletion		-	(300)
Total cash cost	B	-	1,230
By-product sales
Zinc		-	-
Total by-product sales	C	-	-
Gold ounces sold ('000s)	D	-	2.7
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$-	$565
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$-	$454

Total production cost per ounce of gold, before by-product credits	A/D	$-	$565
Total cash cost per ounce of gold, before by-product credits	B/D	$-	$454

(c) All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a detailed reconciliation of these measures for the three and nine months ended December 31, 2015 and 2014:

		Ying Mining			Developing
Three months ended December 31, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$14,072	$-	$5,471	$-	$-	$19,543
Depreciation, amortization and depletion		(5,074)	-	(891)	-	-	(5,965)
By-products credits		(8,689)	-	(3,608)	-	-	(12,297)
Total cash cost, net of by-product credits		309	-	972	-	-	1,281
General & administrative		1,464	160	624	130	762	3,140
Amorization included in general & adminnistrative		(162)	(112)	(66)	154	(204)	(390)
Government fees and other taxes		1,385	-	169	1	2	1,557
Reclamation accretion		104	9	8	2	-	123
Sustaining capital		4,950	-	354	-	2	5,306
All-in sustaining cost, net of by-product credits	A	$8,050	$57	$2,061	$287	$562	$11,017
Investment capital		2,426	-	107	-	-	2,533
All-in cost, net of by-product credits	B	$10,476	$57	$2,168	$287	$562	$13,550
Ounces of silver sold	C	1,216	-	210	-	-	1,426
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$6.62	$-	$9.80	$-	$-	$7.72
All-in cost per ounce of silver, net of by-product credits	B/C	$8.62	$-	$10.31	$-	$-	$9.50

		Ying Mining			Developing
Three months ended December 31, 2014		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$17,670	$-	$7,174	$-	$-	$24,844
Depreciation, amortization and depletion		(3,773)	-	(2,371)	-	-	(6,144)
By-products credits		(12,722)	-	(5,100)			(17,822)
Total cash cost, net of by-product credits		1,175	-	(297)	-	-	878
General & administrative		2,753	383	871	136	1,223	5,366
Amorization included in general & adminnistrative		(154)	(117)	(243)	(28)	(89)	(631)
Government fees and other taxes		1,515	-	223	82	1	1,821
Reclamation accretion		25	6	6	1	-	38
Sustaining capital		7,347	-	3,374	-	55	10,776
All-in sustaining cost, net of by-product credits	A	$12,661	$272	$3,934	$191	$1,190	$18,248
Investment capital		1,999	18	8	(373)	-	1,652
All-in cost, net of by-product credits	B	$14,660	$290	$3,942	$(182)	$1,190	$19,900
Ounces of silver sold[1]	C	1,421	-	251	-	-	1,672
All-in sustaining cost per ounce of silver, net of by- product credits	A/C	$8.91	$-	$(4.22)	$-	$-	$10.91
All-in cost per ounce of silver, net of by-product credits	B/C	$10.32	$-	$6.64	$-	$-	$11.90

		Ying Mining			Developing
Nine months ended December 31, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$44,289	$-	$14,403	$-	$-	$58,692
Depreciation, amortization and depletion		(12,243)	-	(2,245)	-	-	(14,488)
By-products credits		(28,385)	-	(10,715)	-	-	(39,100)
Total cash cost, net of by-product credits		3,661	-	1,443	-	-	5,104
General & administrative		5,057	673	1,667	375	5,619	13,391
Amorization included in general & adminnistrative		(499)	(346)	(195)	-	(204)	(1,244)
One-time adjustment		-	-	-	-	(322)	(322)
Government fees and other taxes		4,121	1	601	6	24	4,753
Reclamation accretion		312	28	24	7	-	371
Sustaining capital		17,504	154	1,931	-	7	19,596
All-in sustaining cost, net of by-product credits	A	$30,156	$510	$5,471	$388	$5,124	$41,649
Investment capital		5,523	-	265	-	-	5,788
All-in cost, net of by-product credits	B	$35,679	$510	$5,736	$388	$5,124	$47,437
Ounces of silver sold	C	3,538	-	519	-	-	4,057
All-in sustaining cost per ounce of silver, net of by- product credits	A/C	$8.52	$-	$10.54	$-	$-	$10.27
All-in cost per ounce of silver, net of by-product credits	B/C	$10.08	$-	$11.05	$-	$-	$11.69

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Nine months ended December 31, 2014		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		45,843	1,530	11,328	-	-	58,701
Depreciation, amortization and depletion		(9,685)	(300)	(3,918)	-	-	(13,903)
By-products credits		(34,656)	-	(8,598)			(43,254)
Total cash cost, net of by-product credits		$1,502	$1,230	$(1,188)	$-	$-	$1,544
General & administrative		5,972	1,388	1,747	346	6,780	16,233
Amorization included in general & adminnistrative		(473)	(243)	(475)	(85)	(288)	(1,564)
Government fees and other taxes		4,355	32	285	102	24	4,798
Reclamation accretion		74	18	12	5	-	109
Sustaining capital		21,299	504	3,374	-	219	25,396
All-in sustaining cost, net of by-product credits	A	$32,729	$2,929	$3,755	$368	$6,735	$46,516
Investment capital		24,229	250	1,513	152	-	26,144
All-in cost, net of by-product credits	B	$56,958	$3,179	$5,268	$520	$6,735	$72,660
Ounces of silver sold[1]	C	3,798	136	402	-	-	4,336
All-in sustaining cost per ounce of silver, net of by- product credits	A/C	$8.62	$21.54	$9.34	$-	$-	$10.73
All-in cost per ounce of silver, net of by-product credits	B/C	$15.00	$23.38	$13.10	$-	$-	$16.77

1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(d) Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three and nine months ended December 31, 2015 and 2014:

Average Production Cost		Three months ended December 31, 2015				(in 000's)
Direct mining and milling cost						13,578
Depreciation, amortization and depletion						5,965
Cost of sales						19,543
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	16,784	399	9,556	2,174	168	29,081
Ratio of metals sold	58%	1%	33%	7%	1%	100%
Cost of sales allocated to metals	11,279	268	6,422	1,461	113	19,543
Metals produced ('000s)	1,426	0.5	15,128	4,693	12,373
Average production cost ($/unit)	$7.91	$508	$0.42	$0.31	$0.01

Average Production Cost		Three months ended December 31, 2014				(in 000's)
Direct mining and milling cost						18,700
Depreciation, amortization and depletion						6,144
Cost of sales						24,844
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	22,425	736	12,022	4,926	138	40,247
Ratio of metals sold	56%	2%	30%	12%	0%	100%
Cost of sales allocated to metals	13,843	454	7,453	3,041	85	24,844
Metals produced ('000s)	1,672	0.9	16,668	6,983	10,070
Average production cost ($/unit)	$8.28	$504	$0.44	$0.44	$0.01

Average Production Cost		Nine months ended December 31, 2015				(in 000's)
Direct mining and milling cost						44,204
Depreciation, amortization and depletion						14,488
Cost of sales						58,692
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	49,414	1,652	29,059	7,845	544	88,514
Ratio of metals sold	56%	2%	33%	9%	1%	100%
Cost of sales allocated to metals	32,765	1,095	19,268	5,202	361	58,692
Metals produced('000s)	4,057	2.1	42,635	13,725	38,905
Average production cost ($/unit)	$8.08	$529	$0.45	$0.38	$0.01

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost		Nine months ended December 31, 2014				(in 000's)
Direct mining and milling cost						44,798
Depreciation, amortization and depletion						13,903
Cost of sales						58,701
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	62,167	4,907	31,495	9,359	268	108,196
Ratio of metals sold	57%	5%	29%	9%	0%	100%
Cost of sales allocated to metals	33,728	2,662	17,087	5,078	145	58,701
Metals produced ('000s)	4,200	5.2	42,290	13,397	21,412
Average production cost ($/unit)	$8.03	$510	$0.40	$0.38	$0.01

(e) Production Costs per Tonne

Three months ended December 31, 2015	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$11,193	223,518	$50.08
Non-cash mining costs	4,136	223,518	18.50
Shipping costs	608	223,518	2.72
Cash milling costs	2,848	222,628	12.79
Non-cash milling costs	528	222,628	2.37
Total	$19,313		$86.47
Add: stockpile and concentrate inventory - Beginning	6,643
Less: stockpile and concentrate inventory - Ending	(5,825)
Adjustment for foreign exchange movement	(588)
Cost of sales	$19,543

Three months ended December 31, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$13,073	263,698	$49.57
Non-cash mining costs	4,663	263,698	17.68
Shipping costs	950	263,698	3.60
Cash milling costs	3,981	277,441	14.35
Non-cash milling costs	766	277,441	2.76
Total	$23,434		$87.97
Add: stockpile and concentrate inventory - Beginning	3,530
Less: stockpile and concentrate inventory - Ending	(2,596)
Adjustment for foreign exchange movement	476
Cost of sales	$24,844

Nine months ended December 31, 2015	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$37,100	697,912	$53.16
Non-cash mining costs	12,440	697,912	17.82
Shipping costs	2,011	697,912	2.88
Cash milling costs	9,090	694,986	13.08
Non-cash milling costs	1,604	694,986	2.31
Total	$62,245		$89.25
Add: stockpile and concentrate inventory - Beginning	3,025
Less: stockpile and concentrate inventory - Ending	(5,825)
Adjustment for foreign exchange movement	(753)
Cost of sales	$58,692

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$32,954	751,763	$43.84
Non-cash mining costs	10,910	751,763	14.51
Shipping costs	2,641	751,763	3.51
Cash milling costs	10,295	755,740	13.62
Non-cash milling costs	1,972	755,740	2.61
Total	$58,772		$78.09
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(2,596)
Adjustment for foreign exchange movement	1,416
Cost of sales	$58,701

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended December 31, 2015, as well as the audited consolidated financial statements as of and ended March 31, 2015.

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and may be effective for annual reporting periods beginning on or after January 1, 2018, for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing impact of this standard.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2015.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 168,560,856 common shares with a recorded value of $231.8 million

Shares subject to escrow or pooling agreements - $nil.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
145,500	14.96	7/Apr /16
188,500	9.20	4/Jun /16
218,000	7.27	24/Nov /16
361,500	6.69	5/Mar /17
199,000	6.53	17/Jun /17
262,500	5.35	8/Aug /17
265,000	5.40	3/Dec /17
263,000	3.91	7/Mar /18
267,000	3.25	2/Jun /18
354,000	3.41	12/Sep /18
259,000	2.98	21/Jan /19
645,000	1.75	29/May /19
408,450	1.76	14/Oct /19
1,800,000	1.43	2/Jun /20
3,827,125	0.66	30/Dec /18
9,463,575

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2015. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation;

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2015, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Yikang Liu, Director	Derek Liu, Chief Financial Officer
Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel
David Kong, Director	Alex Zhang, Vice President, Exploration
Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;
  estimates of the Company’s revenues and capital expenditures;
  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;
  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;
  fluctuating currency exchange rates;
  increasing labour costs;
  exploration and development programs;
  feasibility and engineering reports;
  permits and licenses;
  operations and political conditions;
  regulatory environment in China and Canada;
  environmental risks; and
  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 29